FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company: International Royalty Corporation 10 Inverness Drive, Suite 104 Englewood, Colorado, USA 80112 Item 2 - Date of Material Change:
March 8, 2005. Item 3 – News Release: A press release was issued on March 8, 2005. Item 4 – Summary of Material Change:

International Royalty Corporation announced the appointment of Edward Mercaldo to its board of directors. He will be the ninth director appointed to the board.

Item 5 – Full Description of Material Change:

Mr. Mercaldo is a financial consultant and private investor as well as a Director for Norwood Resources Ltd. Following his successful career as an international commercial and investment banker for several leading companies including the Bank of Montreal, Bankers Trust Company of New York, Gordon Capital and First Marathon Securities Mr. Mercaldo also served as the Executive Vice-President, Chief Financial Officer and Director of Diamond Fields Resources Inc. Following the purchase of Diamond Fields by Inco in August 1996, Mr. Mercaldo continued as a Director of Inco until September 2000. Mr. Mercaldo is a citizen of both Canada and the United States and resides with his family in Del Mar California where he is active in business and financial circles.

Mr. Mercaldo will be issued 300,000 stock options.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

This material change report is not being filed on a confidential basis.

Item 7 - Omitted Information: No material information has been omitted.

Item 8 – Executive Officer who is knowledgeable about the material change:

Any inquiries with respect to this material change report should be directed to Douglas B. Silver, Chairman and Chief Executive Officer of International Royalty Corporation, Telephone: (303) 799-9020, Fax: (303) 799-9017.

Item 9 – Date of Report: DATED this 23rd day of March, 2005.

INTERNATIONAL ROYALTY CORPORATION

By: “Douglas B. Silver” Douglas B. Silver Chairman and Chief Executive Officer

C:\Sedarf\IntlRoyalty\MCR-03-23-05.doc